May 18, 2010

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	CommScope, Inc.
Form 10-K for the year ended December 31, 2009
Filed February 22, 2010
File No. 001-12929

Dear Mr. Spirgel:

This letter is being submitted in response to your letter dated May 11, 2010 (the “Comment Letter”) commenting on the Form 10-K and Definitive Proxy Statement for the year ended December 31, 2009, filed by CommScope, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on February 22, 2010 and March 19, 2010, respectively.

Set forth below are the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) numbered to correspond to the numbering of the comments of the Staff in the Comment Letter.

May 18, 2010

Form 10-K

Item 7. Management’s Discussion and Analysis…, page 27

Liquidity and Capital Resources, page 44

Staff Comment No. 1

We note that your senior secured credit facilities require that you comply with two primary financial covenants: an interest coverage ratio and a consolidated leverage ratio. We also note that these covenants will become more restrictive in September 2010 and September 2011. In future filings, please provide a more thorough discussion of how management intends to ensure compliance with these covenants in the future. In particular, we note that the company’s estimated consolidated leverage ratio as of December 31, 2009 was 3.04 to 1, which exceeds the maximum allowed by the covenant beginning September 2011. Also, disclose an estimate of how much you may borrow to meet your future cash needs before you will be in breach of these financial covenants. Disclose the assumptions used to formulate your estimate. In this regard, we note your disclosure that you may from time to time “borrow under our revolving credit facility to meet our future cash needs[.]”

Response

Disclosure in the Liquidity and Capital Resources section of our 2009 Form 10-K provides an estimate of how much we may borrow under the revolving credit portion of our senior secured credit facilities. The last paragraph of the Financing Activities section indicates that as of December 31, 2009, we had availability of $358.5 million, which reflects limitations imposed by compliance with the leverage ratio.

Disclosure in our March 31, 2010 Form 10-Q updates the availability under the revolving credit portion of our senior secured credit facilities to $365.5 million and indicates that it is reduced only by outstanding letters of credit (i.e., the leverage covenant does not limit availability as of March 31, 2010).

The March 31, 2010 Form 10-Q also discloses improvements in the interest coverage and leverage ratios to 5.29 to 1.0 and 2.78 to 1.0, respectively, (which ratios already meet the more restrictive covenants that will apply as of September 30, 2010) and that the Company expects to remain in compliance with the covenants.

In determining that we expect to remain in compliance with the covenants, we have considered the impact of scheduled principal payments and that excess cash flow payments will be due in the first quarter of each year through 2014, our ability to make voluntary principal payments at any time, expectations of continued cash generation from operations and the cash and cash-equivalents and short-term investments on hand ($621.9 million at March 31, 2010).

During the remaining term of the senior secured credit facilities, we will continue to provide the expanded disclosure that was in our March 31, 2010 Form 10-Q (estimated

May 18, 2010

debt covenant coverage ratios as compared to the required minimum and maximum ratios, the maximum amount available under the revolving credit facility and expectations regarding future covenant compliance). We will consider expanding the disclosure regarding the expectation of remaining in compliance if, based on facts and circumstances at that time, we believe that such disclosure would be meaningful to readers.

Definitive Proxy Statement

Staff Comment No. 2

We note your disclosure related to the board’s leadership structure and risk oversight in response to Item 407(h) of Regulation S-K. In future filings, please also discuss the effect that the board’s role in the risk oversight of the company has on the board’s leadership structure.

Response

In future filings where the board’s leadership structure and risk oversight are disclosed, we will discuss the effect that the board’s role in the risk oversight of the company has on the board’s leadership structure. We currently anticipate that the disclosure would be similar to the following:

The Board’s leadership structure supports the Board’s role with respect to risk oversight and management’s role with respect to risk management, by having a combined Chairman/Chief Executive Officer and a fully independent Audit Committee.

Compensation Discussion and Analysis, page 17

Staff Comment No. 3

We note that you did not disclose the Annual Incentive Plan and Policy on Discretionary Performance Compensation targets for free cash flow and adjusted operating income for 2009. Although the Plans were suspended for 2009, we note that named executive officers would have been due “some” amounts under the Plan for 2009. Tell us why you did not disclose the specific targets for 2009 and how much would have been paid if both Plans were not suspended.

Response

The specific targets for the Annual Incentive Plan and the Policy on Discretionary Performance Compensation for free cash flow and adjusted operating income for 2009 were not disclosed because the plans had been suspended shortly after the targets were established and, therefore, the disclosure of the specific targets was not considered to be material to an understanding of the tabular compensation disclosures following the CD&A.

May 18, 2010

If both plans had not been suspended, it is estimated that the named executive officers would have received the following payout amounts:

Frank M. Drendel	$569,875
Jearld L. Leonhardt	$169,070
Brian D. Garrett	$282,888
Marvin S. Edwards, Jr.	$342,856
Edward A. Hally	$157,543
Randall W. Crenshaw	$249,229

The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in its filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (828) 324-2200 or via fax at (828) 323-4849 if you have any questions or require additional information.

Sincerely,

/s/ Jearld L. Leonhardt
Jearld L. Leonhardt
Executive Vice President and Chief Financial Officer

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